Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153


[Slide 1] - United State Steel - Sheet Products - J. Paul Kadlic

[Slide 2] - Current Industry Recession - 1. Year-to-date shipments - 13% behind same period a year ago; 2. Industry Capacity Utilization - running below 80%; 3. Steel prices - lowest level of 20 year records

[Slide 3] - Area of Focus - Volume, Cost, Price

[Slide 4] - Value-Added Business Strategy - 1. Minimize exposure in highly competitive, commodity markets; 2. Maximize facility and systems capabilities - focus capital spending, continuing improvement in costs, efficiency is imperative

[Slide 5] - Value-Added Business Strategy - Commercial Department - 1. Automotive; 2. Appliance, Tubular, Drums; 3. Steel Framing, Steel Roofing; 4. Agricultural equipment, mining equipment, electrical, service centers

[Slide 6] - Value-Added Business Strategy - Commercial Department - 1. Automotive; 2. Appliance, Tubular, Drums; 3. Steel Framing, Steel Roofing; 4. Agricultural equipment, mining equipment, electrical, service centers - Strategies developed by multi-functional teams - sales, planning, marketing, engineering, operating, logistics, metallurgy - To address the needs of each industry

[Slide 7] - Value-Added Business Strategy
2000 Domestic Steel Shipments by Markets
-    22% Service Centers
-    16% Processing Joint Ventures
-    14% Transportation
-    11% Converters
-    9% Construction
-    9% Oil, Gas & Petrochemicals
-    8% Other
-    6% Containers
-    5% Export

[Slide 8] - Value-Added Business Strategy - Commercial Department - 1.Automotive; 2.Appliance, Tubular, Drums; 3.Steel Framing, Steel Roofing; 4.Agricultural equipment, mining equipment, electrical, service centers - Market Teams - formulate business strategies for a common focus and give direction to capital spending

[Slide 9] - Value-Added Business Strategy - Automotive Investments - 1.Upgrading Fairless Galvanizing Line; 2.Expansion of Pro-Tec Joint Venture - annual capacity 1 MMT, total sales responsibility; 3.Automotive Center in Michigan - formability research of high strength steels

[Slide 10] - Value-Added Business Strategy - USS Automotive - 1.Impressive quality success; 2.A leader in this area; 3.Advanced high strength steels - 28 new grades, 16 currently under development

[Slide 11] - Value-Added Business Strategy - USS Automotive Shipments - bar chart showing 000 tons for 1998, 1999, and 2000

[Slide 12] - Value-Added Business Strategy - 1.Key Customers are Global Companies; 2. Challenging their suppliers to be global with them - we have responded

[Slide 13] - Value-Added Business Strategy - 1.Increased our presence in Mexico
- stamping and assembly facilities serve North American markets

[Slide 14] - Value-Added Business Strategy - Growth in Mexico - Acero Prime - Joint Venture with Ferralloy Corporation and Intacero de Mexico - high quality slitting, packaging, logistical support

[Slide 15] - Value-Added Business Strategy - Acero Prime Location - Map of Mexico showing a triangle between Monterrey, Silao, and Mexico City with San Luis Potosi in the middle (location of Acero Prime)

[Slide 16] - Value-Added Business Strategy - Acero Prime Expansion - Major Construction 60,000 Sq Ft - Doubling Facility Size & Warehouse Capability - Second slitting line, automatic packaging machine

[Slide 17] - Value-Added Business Strategy - Acero Prime Expansion - Additional 70,000 Square Foot Facility Constructed in Ramos Arizpe - dedicated to storing and managing coil inventories, expect further expansion

[Slide 18] - Value-Added Business Strategy - Global Base in Europe - U. S. Steel Kosice - Our success in Mexico can be replicated in Europe, Steel consuming plants within 500 miles radius of Kosice

[Slide 19] - Value-Added Business Strategy - Global Base in Europe - U. S. Steel Kosice - Introduced to North American headquartered companies, present customers seek increased participation

[Slide 20] - Value-Added Business Strategy - Global Base in Europe - For the Automotive Industry - extensive trials & quality systems qualifications are required, process has begun with major auto companies

[Slide 21] - Value-Added Business Strategy - Enhanced Business Systems - Continued investment in our systems - help reduce costs, customers view this as leadership

[Slide 22] - Value-Added Business Strategy - Enhanced Business Systems - OPEX - Order Processing Excellence - Increase production efficiency, improves customer service

[Slide 23] - Value-Added Business Strategy - Enhanced Business Systems - OPEX - Order Processing Excellence - EXTRANET - Between USS and Customer - customers electronically interface, more accurate real-time information

[Slide 24] - Value-Added Business Strategy - Enhanced Business Systems - OPEX - Order Processing Excellence - EXTRANET - Between USS and Customer - SCM - Supply Chain Management - reduces steel products inventory

[Slide 25] - Value-Added Business Strategy - Enhanced Business Systems - Supply Chain Management - Pro-tec has reduced coated inventory (50,000 MNT since January), major service center customer (reduced 43% inventory this year)

[Slide 26] - Value-Added Business Strategy - Enhanced Business Systems - bar chart showing SCM bookings in tons for 2H 1999, 1H 2000, remaining months of 2000, and January through August 2001

[Slide 27] - Value-Added Business Strategy - Continuous Cost Reduction - Increasing our reliability and flexibility - right product each and every time, responding to customer's needs

[Slide 28] - Value-Added Business Strategy - Continuous Cost Reduction - Problem Solving Teams - root causes, corrective actions, continuous improvement programs

[Slide 29] - Value-Added Business Strategy - Automotive Rejections - graph showing PPM performance for 1998, 1999, 2000, and 1st half 2001 decreasing

[Slide 30] - Value-Added Business Strategy - Continuous Improvement - We have identified $30/ton of cost reductions and increased efficiencies in our U. S. operations over the next three years.
Table showing Selective Initiative and Expected $/ton impact
Improved Productivity & Process Improvements $10
Improved Cost of Quality & Material Yields   $6
Reduced Purchased Products & Services        $5
Energy Conservation                          $3
Labor & Staffing Efficiencies                $3
Reduced Property Taxes & Royalties           $3
Total                                        $30
Over $300 Million in Annual Operating Cost Savings

[Slide 31] - Value-Added Business Strategy - Continuous Improvement - Cost Improvement Programs - enhanced productivity, improve quality, reduce energy and materials

[Slide 32] - Value-Added Business Strategy - Continuous Improvement - 1.Fairfield Blast Furnace - coal injection, reduce material and oxygen costs; 2.Gary and Mon Valley's Hot Strip Mills - hot charge slabs, reduce fuel usage

[Slide 33] - Value-Added Business Strategy - Natural Gas - Avg. Price - $/mmbtu for 1999, 1Q 2000, 2Q 2000, 3Q 2000, 4Q 2000, 1Q 2001, and 2Q 2001 - Source:
NYMEX

[Slide 34] - Value-Added Business Strategy - Continuous Improvement - 1.Extreme Gas Price Hikes - reduce usage of natural gas by 25% (increased efficiencies in our burners, reduced waste, replacing with coke oven gas), expect further improvements

[Slide 35] - Value-Added Business Strategy - Continuous Improvement - 1.Implement more computer based inspection systems - APEX quality program, automation, detect and correct quality more expeditiously, enhances service

[Slide 36] - Value-Added Business Strategy - Capital Spending - 1.Projects already in place - assets in Mexico, assets in Kosice, expansion of Pro-tec galvanizing facility, automotive center in Detroit

[Slide 37] - Value-Added Business Strategy - Capital Spending - 1.Current capital maintenance projects - rebuilding Gary's No. 2 stove at No. 6 Blast Furnace, reline Mon Valley's No. 3 Blast Furnace - To increase our competitiveness

[Slide 38] - Conclusion - Managing through 2001 - 1.Facing a tough market; 2.Remaining focused on strategies (maximize value-added volume and mix, continuous cost improvements)

[Slide 39] - Pictures of mill workers